UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
UNIFIED SERIES TRUST
(Name of Issuer)
ABSLUTE SELCT VL
(Title of Class of Securities)
90470L568
(CUSIP Number)
October 02, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 90470L568

1	NAME OF REPORTING PERSON TECTONIC ADVISORS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-2925399
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,436
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 90470L568

1	NAME OF REPORTING PERSON CAIN, WATTERS & ASSOCIATES, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0216084
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,436
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 90470L568
ITEM 1(a).	NAME OF ISSUER: UNIFIED SERIES TRUST
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 225 PICTORIA DRIVE, SUITE 450 CINCINNATI OH 45246
ITEM 2(a).	NAME OF PERSON FILING: TECTONIC ADVISORS LLC CAIN, WATTERS & ASSOCIATES, LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: TECTONIC ADVISORS LLC 17 Cowboys Way, Ste 250 Frisco, TX 75034 CAIN, WATTERS & ASSOCIATES, LLC 17 Cowboys Way, Suite 300 Frisco, TX 75034
ITEM 2(c).	CITIZENSHIP: TEXAS TEXAS
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: ABSLUTE SELCT VL
ITEM 2(e).	CUSIP NUMBER: 90470L568
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
0
(b) Percent of class:
0
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
TECTONIC ADVISORS LLC - 0 CAIN, WATTERS & ASSOCIATES, LLC - 0
(ii) shared power to vote or to direct the vote:
TECTONIC ADVISORS LLC - 0 CAIN, WATTERS & ASSOCIATES, LLC - 0
(iii) sole power to dispose or direct the disposition of:
TECTONIC ADVISORS LLC - 0 CAIN, WATTERS & ASSOCIATES, LLC - 0
(iv) shared power to dispose or to direct the disposition of:
TECTONIC ADVISORS LLC - 68,436 CAIN, WATTERS & ASSOCIATES, LLC - 68,436
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 90470L568
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 26 2023	TECTONIC ADVISORS LLC By: /s/ STEVE MANGOLD Name: STEVE MANGOLD Title: CHIEF COMPLIANCE OFFICER
CAIN, WATTERS & ASSOCIATES, LLC By: /s/ JEREMY BOLF Name: JEREMY BOLF Title: DIRECTOR OF COMPLIANCE
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 90470L568
Agreement to Make Joint Filing

Agreement made as of the 16 day of June 2023, by and among Tectonic Advisors LLC and Cain,
Watters & Associates, LLC.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by
Schedule 13G with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Absolute Select Value ETF (ABEQ), each of the parties to this Agreement is required to tile a statement containing the information required by
Schedule 13G with respect to the same holdings of ABEQ.

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 1 3G shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.

TECTONIC ADVISORS LLC
By: /s/ Steve Mangold
Steve Mangold
Chief Compliance Officer

CAIN, WATTERS & ASSOCIAIES, LLC
By: /s/ Jeremy Bolf
Jeremy Bolf
Director of Compliance